

August 17, 2012

Via E-mail
Mr. Lowell Dansker
Chief Executive Officer
Intervest Bancshares Corporation
One Rockefeller Plaza, Suite 400
New York, NY 10020-2002

> **Re:** **Intervest Bancshares Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 9, 2012**
> **Response dated July 25, 2012**
> **File No. 000-23377**

Dear Mr. Dansker:

We have reviewed your response letter dated July 25, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Financial Statements

Note 2. Securities Held to Maturity, page 89

1.   We note your response to comment 6 in your letter dated July 25, 2012. We note that your trust preferred securities have different default/deferral rates, credit ratings, and fair values. Presumably, this is because each security has different and distinct credit characteristics represented by the individual banks in each pool and based on the specific tranche in which you have invested. Consistent with the guidance in paragraphs ASC 320-10-35-33F through 33I, we believe you must analyze the specific credit characteristics of the collateral underlying each individual security to develop the deferral/default assumptions for your estimated cash flows and that using historical

default percentages of FDIC regulated banks is not a reasonable methodology consistent with the guidance. Therefore, please revise your OTTI methodology to analyze the specific credit characteristics of the collateral underlying each individual security to serve as the basis for your credit deferral/default assumptions. If you believe the impact of using different assumptions is not material, please provide us a materiality analysis considering Staff Accounting Bulletin No. 99.

2. We note your response to comment 7 in your letter dated July 25, 2012. It appears that your disclosure on page 111 presents a rollforward of the recorded investment of impaired securities. However, ASC 320-10-50-8B requires a rollforward of credit losses recorded on securities. Please revise this disclosure in future filings accordingly.

Note 3. Loans Receivable, page 91

3. We note your response to comment 8 in your letter dated July 25, 2012 and your revised disclosure on page 34 of your June 30, 2012 Form 10-Q. Please revise future filings to more accurately describe your charge-off policies (e.g. charge-off of the recorded investment to the appraised value of collateral) and your specific reserve policies (e.g. measure credit impairment and record a specific reserve for the difference between the appraised value and the estimated fair value of collateral) for collateral-dependent impaired loans.

4. We note your response to comment 9 in your letter dated July 25, 2012. We also note that in your response to comment 8, you indicate that you measure credit risk on non-impaired loans using the guidance in FAS 5 (ASC 450-20). As noted in ASC 310-10-50-11C, the disclosure requirements in ASC 310-10-50-11B(g) and (h) require information based on impairment methodology. It appears that you measure credit losses for a significant portion of your loan portfolio using the guidance in ASC 450-20, therefore, please disclose the allowance for credit losses and recorded investment information related to this population of loans as required by the above accounting guidance.

You may contact Michael Volley at 202-551-3437 or me at 202-551-3423 with any questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief